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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 52180

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01,2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hancock Securities Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9645 Clayton Road
(No. and Street)

St. Louis (City) MO (State) 63124 (Zip Code)

PROCESSED
MAY 30 2003
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don Hancock, President (314) 997-3191
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hauk, Fasani, Ramsey, Kruse & Co., P.C.
(Name — *if individual, state last, first, middle name*)

104 West Adams Ave. (Address) St. Louis (City) MO (State) 63122 (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING
RECEIVED
MAY 01 2003
WASH. D.C.
180

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

9/5/8

OATH OR AFFIRMATION

I, Donald R. Hancock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hancock Securities Group, as of 4/23, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Brian Corrigan

Notary Public


BRIAN CORRIGAN
Notary Public - Notary Seal
State of Missouri
St. Louis County
My Commission Expires Jul 12, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HANCOCK SECURITIES GROUP, LLC

(A wholly-owned subsidiary of Manchester Holdings, LLC)

COMPUTATION OF NET CAPITAL AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1

For Year Ended December 31, 2002

Member's equity	$	181,557
Add: Subordinated borrowings allowable in computation of net capital		250,000
Total capital and allowable subordinated borrowings		431,557
Less nonallowable assets:		
Prepaid expenses and other assets		45,735
Property and equipment, net		9,515
Other		26,000
		81,250
Net capital before haircuts on securities positions		350,307
Haircuts on securities pursuant to Rule 15c3-1		5,918
Net capital		344,389
Less net capital requirement		250,000
Net capital in excess of requirement	$	94,389
Aggregate indebtedness:		
Payable to broker-dealers and clearing organizations	$	14,026
Accounts payable and accrued expenses		12,595
Aggregate indebtedness	$	26,621
Ratio of aggregate indebtedness to net capital		.08 to 1

No material differences exist between the computation above and the one filed by Hancock Securities Group, LLC on FOCUS Report Part II as of December 31, 2002.